UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                               THERAVANCE, INC.
                               ----------------
                               (Name of Issuer)


                   Common Stock, $0.01 par value per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                  88338T104
                                  ---------
                                (CUSIP Number)


                                 July 6, 2006
                                 ------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [ ]  Rule 13d-1(b)

                              [X]  Rule 13d-1(c)

                              [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 9 Pages
                             Exhibit Index: Page 8

                                 SCHEDULE 13G

CUSIP No.: 88338T104                                          Page 2 of 9 Pages
--------------------------------------------------------------------------------

1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          Maryland
--------------------------------------------------------------------------------
                      5.       Sole Voting Power                  0
Number of Shares      ----------------------------------------------------------
Beneficially Owned    6.       Shared Voting Power                2,612,122
by Each Reporting     ----------------------------------------------------------
Person With           7.       Sole Dispositive Power             0
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power           2,612,122
--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,612,122
--------------------------------------------------------------------------------
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions) [ ]

--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.2%
--------------------------------------------------------------------------------
12.       Type of Reporting Person:

          CO

                                 SCHEDULE 13G

CUSIP No.: 88338T104                                          Page 3 of 9 Pages
--------------------------------------------------------------------------------

1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          MARK D. LERNER
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          United States of America
--------------------------------------------------------------------------------
                      5.       Sole Voting Power                  0
Number of Shares      ----------------------------------------------------------
Beneficially Owned    6.       Shared Voting Power                2,612,122
by Each Reporting     ----------------------------------------------------------
Person With           7.       Sole Dispositive Power             0
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power           2,612,122
--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,612,122
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)[ ]

--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.2%
--------------------------------------------------------------------------------
12.       Type of Reporting Person:

          HC; IA

                                 SCHEDULE 13G

CUSIP No.: 88338T104                                          Page 4 of 9 Pages
--------------------------------------------------------------------------------

1.        Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          TRACI LERNER
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          United States of America
--------------------------------------------------------------------------------
                      5.       Sole Voting Power                  0
Number of Shares      ----------------------------------------------------------
Beneficially Owned    6.       Shared Voting Power                2,612,122
by Each Reporting     ----------------------------------------------------------
Person With           7.       Sole Dispositive Power             0
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power           2,612,122
--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,612,122
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.2%
--------------------------------------------------------------------------------
12.       Type of Reporting Person:

          HC; IA

                                                            Page 5 of 9 Pages

Item 1(a).        Name of Issuer:

                  Theravance, Inc.  (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  901 Gateway Boulevard, San Francisco, CA 94080.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Chesapeake Partners Management Co., Inc. ("CPMC");

                  ii)  Mark D. Lerner ("Mr. Lerner"); and

                  iii)  Traci Lerner ("Ms. Lerner").


                  This Statement relates to Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership ("CPLP"); and Chesapeake Partners International Ltd., a Cayman Islands exempted company ("CPINTL"). CPMC serves as investment manager to each of CPLP and CPINTL. CPMC also serves as the General Partner of CPLP. Mr. Lerner and Ms. Lerner are officers of CPMC. In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and investment power over the Shares held for each of CPLP and CPINTL.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of CPMC, Mr. Lerner and Ms. Lerner is 1829 Reisterstown Road, Suite 420, Baltimore, Maryland 21208.

Item 2(c).        Citizenship

                  i)    CPMC is a Maryland corporation;

                  ii)   Mr. Lerner is a citizen of the United States of America;
and

                  iii)  Ms. Lerner is a citizen of the United States of America.


Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value per share (the "Shares").


Item 2(e).        CUSIP Number:

                  88338T104


Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

                                                            Page 6 of 9 Pages

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned:

                  As of July 14, 2006, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to be the beneficial owner of 2,612,122 Shares. This amount consists of (A) 1,313,163 Shares held for the account of CPLP, and (B) 1,298,859 Shares held for the account of CPINTL.

Item 4(b).        Percent of Class:

                  The number of Shares of which CPMC may be deemed to be the beneficial owner constitutes approximately 5.2% of the total number of Shares outstanding.

Item 4(c).        Number of Shares of which such person has:

CPMC, Mr. Lerner and Ms. Lerner:
--------------------------------
(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         2,612,122

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:            2,612,122


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.


Item 6.           Ownership  of More than Five  Percent  on Behalf of  Another
                  Person:

                  This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  See disclosure in Item 2 hereof.


Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.


Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.


Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 7 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 17, 2006                     CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                        By: /s/ Mark D. Lerner
                                           --------------------
                                        Name: Mark D. Lerner
                                        Title:   Vice President

Date: July 17, 2006                     MARK D. LERNER

                                        /s/ Mark D. Lerner
                                        -----------------------

Date: July 17, 2006                     TRACI LERNER

                                        /s/ Traci Lerner
                                        -----------------------

                                                            Page 8 of 9 Pages

                                 EXHIBIT INDEX


Ex.                                                                  Page No.
---                                                                  --------

A.  Joint  Filing  Agreement,  dated  July 17,  2006 by and
    among  Chesapeake Partners Management Co., Inc., Mark D. Lerner
    and Traci Lerner...............................................     9

                                                            Page 9 of 9 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Theravance, Inc. dated as of July 17, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: July 17, 2006                     CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                        By: /s/ Mark D. Lerner
                                           --------------------
                                        Name: Mark D. Lerner
                                        Title:   Vice President

Date: July 17, 2006                     MARK D. LERNER

                                        /s/ Mark D. Lerner
                                        -----------------------

Date: July 17, 2006                     TRACI LERNER

                                        /s/ Traci Lerner
                                        -----------------------